[KESTREL ENERGY LETTERHEAD]


March 22, 2005



H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

           Re:  Form 10-KSB/A year ended June 30, 2004
                File No. 0-9261

Dear Mr. Schwall:

      On behalf of Kestrel Energy, Inc. (the "Company"), I hereby acknowledge that:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

      2. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Timothy L. Hoops

Timothy L. Hoops
President and Chief Executive Officer